May 19, 2006

Mail Stop 6010


H. Arthur Davis
President
Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

Re:	Golden Valley Development, Inc.
	Amendment No. 4 to Registration Statement on Form 10-SB
      Filed May 3, 2006
	File No. 0-51637


Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2005

1. We note the disclosure at the end of your "Controls and Procedures" section that mentions that your auditor has issued an attestation report regarding your internal control over financial reporting. Please tell us where that attestation report is included in your document.

2. In future and any amended filings, please indicate clearly below the second paragraph required on the Signatures page who is signing in the capacity of principal executive officer, principal accounting officer, and controller or principal financial officer.

3. In future and any amended filings, please ensure that the certifications required to be filed as exhibits indicate clearly who is signing in the capacity of principal executive officer and principal financial officer.

Form 10-QSB for the Period Ended March 31, 2006

4. We note that during the first quarter of fiscal 2006 your cash balance decreased by over $20,000 to $24,888. We also note that during the same period you borrowed an additional $173,000 from Adavco. The disclosure in your registration statement and 10-KSB states that your cash requirements for the next twelve months were expected to be approximately $15,000. Please explain in your Management`s Discussion and Analysis why and how the cash trends changed since the disclosure in your 10-KSB.

5. We note the statutory safe harbor that you cite in the first paragraph of your Management`s Discussion and Analysis. Because the statutory provision is not applicable to issuers of penny stock, you should not invoke it in your filing. Please revise.
6. File the March 2006 loan agreement with Adavco as an exhibit.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Please contact Eduardo Aleman at (202) 551-3646 or me at
(202)
551-3617 with any questions.


      Sincerely,



      Russell Mancuso
      Branch Chief
H. Arthur Davis
Golden Valley Development, Inc.
May 19, 2006
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